Exhibit (a)(1)(C)


                                                                   PRESS RELEASE


                                                                  MEDIA CONTACT:
                         Jacques Dikansky, President and Chief Executive Officer
                                                                   334.9023.9689
                                                                    Naturex S.A.

                                                           FOR IMMEDIATE RELEASE
                                                                   June 17, 2005



            NATUREX S.A. COMMENCES TENDER OFFER FOR PURE WORLD, INC.


         Avignon, France -- Naturex S.A. (Paris Bourse Eurolist C: FR000054694
NRX) announced today that it has commenced a cash offer to acquire all of the outstanding shares of common stock of Pure World, Inc. (Nasdaq: PURW) at a price of U.S. $4.30 per share, net to the seller in cash. The tender offer is scheduled to expire at midnight, New York City time, on July 15, 2005, unless extended.

         The complete terms and conditions of the offer are set forth in the Offer to Purchase, dated June 17, 2005, and the related Letter of Transmittal, copies of which are available by contacting the information agent, Georgeson Shareholder Communications, Inc., at (866) 357-4028.

         Naturex S.A. and Pure World, Inc. previously announced on June 6, 2005 that they had reached an agreement for Naturex S.A. to acquire Pure World, Inc. for U.S. $4.30 per share in cash, or approximately U.S. $36.8 million. Upon completion of the transaction, expected in late July 2005, Pure World, Inc., headquartered in Bedminster, New Jersey, will become a wholly-owned subsidiary of Naturex S.A.

         Giuliani Capital Advisors LLC is the Dealer Manager for the offer and American Stock Transfer & Trust Company is serving as the Depositary for the offer.

         This announcement is not an offer to purchase or a solicitation of an offer to purchase with respect to any securities. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal.

         Naturex S.A. manufactures and sells 100% natural ingredients for the food, flavor and nutraceutical industries. Naturex S.A. is a preferred provider to the food, flavor and nutraceutical industries and has experienced rapid, regular growth since its establishment in 1992. Naturex is based in Avignon, France and is an international company with nearly 90% of its sales coming from 30 countries outside France. Currently, more than 50% of Naturex's sales are derived from the United States market. It has facilities in France, Morocco and the United States and a representative office in Singapore.

         Certain statements made in this news release, including statements using the terms "expected," "will," "plans" and other words of similar expression and meaning, are "forward-looking statements" based on assumptions about the future, which are subject to risks and uncertainties, such as competitive conditions in various industries; changes in consumer confidence and spending; interest rates; the successful execution of and customer reactions to the company's strategic initiatives, including the proposed acquisition of Pure World, Inc.; Naturex S.A.'s ability to integrate and operate Pure World, Inc. successfully; anticipated cash flow; general economic conditions and normal business uncertainty. Naturex S.A. cautions that these statements are not guarantees of future performance and actual results may differ materially from those expressed. Naturex S.A. does not undertake to update or revise the information contained in this press release or any other forward-looking statement.

                                    ########